UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For December 27, 2007

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Translation of registrant's name into English)

7/Fl. B, No.132, Sec. 3

Min-Sheng East Road, Taipei, 105, Taiwan

Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [X] Form 40-F   [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [  ] No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Attached hereto as exhibit 99.1 and incorporated by reference herein is a press release issued by the registrant on December 4, 2007.

Exhibit 99.1

Press release, dated December 4, 2007, announcing the appointment of independent auditors for the 2005, 2006 and 2007 fiscal years and the appointment of two independent directors to serve on the board of directors and to constitute the Audit Committee

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

By: /s/ Yuan Chun Tang_______ Name: Yuan Chun Tang Title: Chairman and Chief Executive Officer

Date:

December 4, 2007

Exhibit Index

Exhibit 99.1

Press release, dated December 4, 2007, announcing the appointment of independent auditors for the 2005, 2006 and 2007 fiscal years and the appointment of two independent directors to serve on the board of directors and to constitute the Audit Committee